Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On October 6, 2023, the Company completed the acquisition of 100% of the equity interest in Simply Sakal Pte. Ltd. (“Simply”), at a total purchase price of S$4.7 million (equivalent to approximately US$3.5 million). The purchase price is structured as S$1.7 million (approximately US$1.25 million) in cash (the “Purchase Cash”), and S$3 million (approximately US$2.25 million) in the form of newly issued shares of the Company.

We refer the acquired company, Simply as “the acquired company”. And the corresponding transactions collectively as “Acquisition”.

The following unaudited pro forma combined financial information of the Company and the acquired company is presented to illustrate the estimated effects of the Acquisition described below (“Adjustments” or “Pro Forma Adjustments”).

The unaudited pro forma combined balance sheet as of December 31, 2022 combines the historical balance sheet of the Company and the balance sheet of the acquired company, after giving effect to the Acquisition as if it had occurred on December 31, 2022. The unaudited pro forma statement of operations for the year ended December 31, 2022 combines the historical statement of comprehensive loss of the Company and the statement of profit or loss and other comprehensive income or loss of the acquired company, after giving effect to the Acquisition as if it had occurred on January 1, 2022. These unaudited pro forma combined balance sheet and unaudited pro forma combined statement of operations are referred to collectively as the “pro forma financial information.”

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical financial statements and accompanying notes of the Company and the acquired company:

(i) audited financial statements as of and for the fiscal year ended December 31, 2022 and the related notes included in the annual report on Form 20-F for the year ended December 31, 2022 filed by the Company; and

(ii) audited financial statements of Simply as of and for the year ended December 31, 2022 and the related notes included in this registration statement.

F-1

UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

	As of December 31, 2022		Pro Forma Adjustment
	Ohmyhome Historical	Simply Historical	for Acquisitions	Note	Pro Forma Combined
	SGD	SGD	SGD		SGD
ASSETS
Current assets
Cash and cash equivalents	301,433	744,677	-		1,046,110
Accounts receivable, net	243,716	287,639	-		531,355
Prepayments	51,774	5,265	-		57,039
Short-term loan to a director	-	100,967	-		100,967
Other current assets, net	6,613	-	-		6,613
Total current assets	603,536	1,138,548	-		1,742,084

Property and equipment, net	35,362	25,198	-		60,560

Non-current assets
Intangible assets	-	337,876	-		337,876
Deposit	98,719	18,134	-		116,853
Deferred initial public offering (“IPO”) costs	676,321	-	-		676,321
Operating lease right-of-use assets, net	754,852	35,879	-		790,731
Goodwill	-	-	3,514,082	B	3,514,082
Total non-current assets	1,529,892	391,889	3,514,082		5,435,863
Total assets	2,168,790	1,555,635	3,514,082		7,238,507

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans, current portion	305,965	51,525	-		357,490
Accounts payable	67,730	28,482	-		96,212
Accrued liabilities and other payables	229,195	71,949	-		301,144
Contract liabilities	194,300	-	-		194,300
Amount due to a shareholder	2,290,044	12,628	-		2,302,672
Deferred government subsidies, current	-	8,354	-		8,354
Operating lease obligation, current	319,255	25,050	-		344,305
Short-term payable for acquisition	-	-	513,600	B	513,600
Tax payable	25,101	48,143	-		73244
Total current liabilities	3,431,590	246,131	513,600	B	4,191,321

Non-current liabilities:
Bank loans, non-current portion	475,737	81,759	-		557,496
Deferred government subsidies, non-current	-	18,708	-		18,708
Operating lease obligation, non-current	444,571	11,119	-		455,690
Long-term payable for acquisition	-	-	1,198,400	B	1,198,400
Total non-current liabilities	920,308	111,586	1,198,400	B	2,230,294

Total liabilities	4,351,898	357,717	1,712,000	B	6,421,615

SHAREHOLDERS’ EQUITY
Ordinary shares	21,970	1,783,001	(1,783,001)	B	21,970
Additional paid-in capital	11,292,123	-	3,000,000	B	14,292,123
Accumulated other comprehensive income	36,153	-			36,153
Accumulated deficit	(13,131,513)	(585,083)	585,082	B	(13,131,513)
Total Ohmyhome Limited shareholder’s equity	(1,781,267)	1,197,918	1,802,082		1,218,733
Non-controlling Interests	(401,841)	-	-		(401,841)
Total shareholders’ equity	(2,183,108)	1,197,918	1,802,082		816,892
Total liabilities and shareholders’ equity	2,168,790	1,555,635	3,514,082		7,238,507

The accompanying notes are an integral part of these financial statements

F-2

UNAUDITED PRO FORMA

COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

	As of December 31, 2022
	Ohmyhome Historical	Simply Historical	Pro Forma Adjustment for Acquisitions	Note	Pro Forma Combined
	SGD	SGD	SGD		SGD
Operating revenues	7,025,592	2,647,140	-		9,672,732
Cost of revenues	(4,708,678)	(1,952,869)	-		(6,661,547)
Gross profit	2,316,914	694,271	-		3,011,185

Operating expenses
Technology and development expenses	(1,767,730)	-	-		(1,767,730)
Selling and marketing expenses	(1,926,003)	-	-		(1,926,003)
General and administrative expenses and other staff expenses	(1,854,521)	(1,249,730)	(60,809)	A	(3,165,060)
Depreciation and amortization expenses	-	(60,809)	60,809	A	-

Total operating expenses	(5,548,254)	(1,310,539)	-		(6,858,793)

Loss from operations	(3,231,340)	(616,268)	-		(3,847,608)

Other income (expense):
Interest expense, net	(35,167)	(3,580)	-		(38,747)
Other income, net	192,466	228,640	-		421,106

Total other income, net	157,299	225,060	-		382,359

LOSS BEFORE INCOME TAXES	(3,074,041)	(391,208)	-		(3,465,249)
Income tax expense	-	(7)	-		(7)

NET LOSS	(3,074,041)	(391,215)	-		(3,465,256)

Less: Net loss attributable to non-controlling interest	(21,041)	-	-		(21,041)
Net loss attributable to OHMYHOMELTD	(3,053,000)	(391,215)	-		(3,444,215)

NET LOSS	(3,074,041)	(391,215)	-		(3,465,256)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	26,156	-	-		26,156
TOTAL COMPREHENSIVE LOSS	(3,047,885)	(391,215)	-		(3,439,100)
Less: Comprehensive loss attributable to non-controlling interests	(21,041)	-	-		(21,041)
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(3,026,844)	(391,215)	-		(3,418,059)

Weighted average number of ordinary shares:
Basic	16,250,000				16,250,000
Diluted (assuming issuance of maximum number of shares to Simply)	16,935,536				16,935,536
LOSS PER SHARE – BASIC	(0.19)				(0.21)
LOSS PER SHARE – DILUTED	(0.19)				(0.20)

The accompanying notes are an integral part of these financial statements

F-3

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

The pro forma financial information was prepared in conformity with Article 11 of Regulation S-X. The pro forma financial information for acquisitions was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification 805, “Business Combinations” (“ASC 805”) and was derived from the audited historical financial statements of the Company and the acquired company.

The pro forma financial information has been prepared by the Company for illustrative and informational purposes only in accordance with Article 11. The pro forma financial information is not necessarily indicative of what the Company’s statement of comprehensive loss or balance sheet actually would have been had the Acquisition and other Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project the Company’s future financial position or results of operations following the completion of the Acquisition.

The Company is still in the process of performing a full review of the acquired companies’ accounting policies to determine if there are any additional material differences that require modification or reclassification of the acquired companies’ revenues, expenses, assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences between the accounting policies of the companies that, when conformed, could have a material impact on the pro forma financial information.

2. Consideration and Purchase Price

Consideration and Purchase Price of Simply

Before the Simply Sakal Acquisition, the Company previously held nil shares of Simply and the ownership of Simply was nil. On October 6, 2023, the Company, through its wholly owned subsidiary, Ohmyhome (BVI), completed the acquisition of 100% of the issued and outstanding shares of Simply, at a total consideration of S$4,712,000, consisting of S$1,712,000 in cash and S$3,000,000 in the form of consideration shares. Upon completion of the Simply Sakal Acquisition, Simply became an indirect wholly-owned subsidiary of the Company.

The following table presents the calculation of preliminary purchase consideration:

SGD
Purchase price at acquisition close on October 6, 2023	4,712,000
Fair value of non-controlling shareholders	-
Total allocated purchase price	4,712,000

The allocation of the consideration is preliminary and pending finalization of various estimates, inputs and analyses. Since this pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the Simply Sakal Acquisition, the actual amounts eventually recorded in accordance with the acquisition method of accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.

According to the SPA, the total number of Consideration Shares to be allotted and issued to the Simply Sellers shall be no less than 450,000 Ordinary Shares, and no more than 685,536 Ordinary Shares.

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3. The allocation of the purchase price

The following table presents the preliminary purchase price allocation of the assets acquired and the liabilities assumed as if the Acquisition occurred on December 31, 2022.

Preliminary purchase price allocation of Simply

SGD
ASSETS
Cash and bank balances	744,677
Accounts receivable, net	287,639
Prepayments	5,265
Short-term loan to a director	100,967
Deposits	18,134
Property and equipment, net	25,198
Intangible Assets	337,876
Operating lease right-of-use assets, net	35,879
Goodwill	3,514,082
Total assets	5,069,717

LIABILITIES
Accounts payable	28,482
Accrued liabilities and other payables	71,949
Bank loans, current portion	51,525
Deferred government subsidies, current	8,354
Operating lease obligation, current	25,050
Tax payable	48,143
Bank loans, non-current portion	81,759
Operating lease obligation, non-current	11,119
Deferred government subsidies, non-current	18,708
Total liabilities	357,717

Total Allocated Purchase Price	4,712,000
Cash Consideration	1,712,000
Share Consideration	3,000,000

The business combination accounting is not yet final, and the amounts assigned to the assets acquired and the liabilities assumed are provisional. Therefore, this may result in future adjustments to the provisional amounts as new information is obtained about the facts and circumstances that existed at the acquisition date. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

4. Pro Forma Adjustments for Acquisitions

A. Reflects the adjustments to conform the accounting and presentation of assets and liabilities to the accounting and presentation of the Company.

B. Reflects the preliminary purchase price allocation recorded, and the elimination of the acquired companies’ net assets balances in accordance with the acquisition method of accounting.

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